

May 17, 2013

Via Email

Frank Woo
Chief Executive Officer
Sollensys Corp.
1 Hampshire Court
Newport Beach, CA 92660

   Re: Sollensys Corp.
      Amendment No. 1 to Current Report on Form 8-K
      Filed April 22, 2013
      File No. 333-174581

Dear Mr. Woo:

  We have reviewed the above-referenced filing and have the following comment. Where prior comments are referenced, they refer to our letter dated March 21, 2013.

1. As noted in prior comment 1, because you appear to have been a shell company before the transaction reported in your Form 8-K filed on February 20, 2013, within four business days of the transaction, you were required to provide the information that would be required if you were registering a class of securities on Form 10. See Items 2.01(f), 5.01(a)(8), and 9.01(c) of Form 8-K. The amended Form 8-K does not include information equivalent to what you would be required to file if you were registering a class of securities on Form 10. For example, you have not filed pro forma financial information or disclosure pursuant to Items 101, 103, 303, 401, 403, 404, 407, and 701 of Regulation S-K. In addition, although the above-referenced filing includes audited financial statements for the acquired entity as of December 31, 2011, you are also required to file audited financial statements for the acquired entity for the fiscal year ended December 31, 2012. Please file an amended current report on Form 8-K containing all required financial statements and Form 10 level disclosure as soon as possible.

Frank Woo
Sollensys Corp.
May 17, 2013
Page 2

You may contact Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via Email
        Rowland W. Day II, Esq.